Form 51-102F3

Material Change Report

1.	Name and Address of Company

Atna Resources Ltd.

14142 Denver West Parkway, Suite 250

Golden, Colorado 80401

2.	Date of Material Change

May 22, 2012

3.	News Release

A news release was issued on May 22, 2012 through PR Newswire. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

Atna Resources announced completion of a new Technical Report for the Briggs Gold Mine, Inyo County, California.

5.	Full Description of Material Change

5.1	As previously announced in the Company’s 2011 year-end AIF filing on Form 20-F dated March 26, 2012. Mineral Resources and Reserve estimates for the Briggs Gold Mine are as follows:

Classification	Tons(x1000)	Au Grade ounce/ton	Contained Ounces
Mineral Reserves
Proven and Probable	12,238	0.020	246,929
Mineral Resources
Measured	13,306	0.021	278,000
Indicated	20,293	0.019	384,000
Measured and Indicated	33,599	0.020	662,000
Inferred	12,940	0.018	228,600

Mineral resources include mineral reserves. Mineral resource cut-off: 0.006 ounce gold per ton gold.

Briggs reserve is based on a 0.0066 ounces gold per ton incremental leach cut-off grade, calculated using $1,300 per ounce gold price.

Classification	Tonnes (x1000)	Au Grade grams/tonnes	Contained Ounces
Mineral Reserves
Proven and Probable	11,102	0.69	246,929
Mineral Resources
Measured	12,071	0.72	278,000
Indicated	18,410	0.65	384,000
Measured and Indicated	30,480	0.69	662,000
Inferred	11,739	0.62	228,600

Mineral resources include mineral reserves. Mineral resource cut-off: 0.21 grams gold per tonne gold.

Briggs reserve is based on a 0.23 grams gold per tonne incremental leach cut-off grade, calculated using $1,300 per ounce gold price.

5.2	Disclosure for Restructuring Transactions

Not applicable

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

James Hesketh

President and Chief Executive Officer

Phone (303) 278-8464 (Ext.105)

9.	Date of Report

May 22, 2012

SCHEDULE A

PRESS RELEASE

FOR IMMEDIATE RELEASE: May 22, 2012	PR 12-10

Atna Completes New NI 43-101 Report on the Briggs Gold Mine

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) is pleased to report the completion of a new technical report for the Briggs Gold Mine, located in Inyo County, California.

“The new NI 43-101 Technical Report for the Briggs Mine increases mine life by two years over the original 2009 estimate. Mining is now expected to continue at Briggs through the second half of 2016 and residual gold production from the leach pad into 2017. This work demonstrates Atna’s ability to expand the mine life at Briggs”, states James Hesketh, President and CEO.

As previously announced in the Company’s 2011 year-end AIF filing on Form 20-F dated March 26, 2012. Mineral Resources and Reserve estimates for the Briggs Gold Mine are as follows:

Classification	Tons(x1000)	Au Grade ounce/ton	Contained Ounces
Mineral Reserves
Proven and Probable	12,238	0.020	246,929
Mineral Resources
Measured	13,306	0.021	278,000
Indicated	20,293	0.019	384,000
Measured and Indicated	33,599	0.020	662,000
Inferred	12,940	0.018	228,600

Mineral resources include mineral reserves. Mineral resource cut-off: 0.006 ounce gold per ton gold.

Briggs reserve is based on a 0.0066 ounces gold per ton incremental leach cut-off grade, calculated using $1,300 per ounce gold price.

Classification	Tonnes (x1000)	Au Grade grams/tonnes	Contained Ounces
Mineral Reserves
Proven and Probable	11,102	0.69	246,929
Mineral Resources
Measured	12,071	0.72	278,000
Indicated	18,410	0.65	384,000
Measured and Indicated	30,480	0.69	662,000
Inferred	11,739	0.62	228,600

Mineral resources include mineral reserves. Mineral resource cut-off: 0.21 grams gold per tonne gold.

Briggs reserve is based on a 0.23 grams gold per tonne incremental leach cut-off grade, calculated using $1,300 per ounce gold price.

Atna has prepared the Technical Report in order to consolidate information in relation to the mineral resource estimate, mineral reserve estimate and operating cost information for the Briggs Mine. The Technical Report was completed by the following Qualified Persons as outlined in Section Two of the report.

Mr. Alan C. Noble, P.E., of Ore Reserves Engineering, an independent consulting mining engineer and a Qualified Person as defined by NI 43-101 Mr. Noble prepared the Mineral Resource estimate.

Mr. Michael J. Read, of Chlumsky Armbrust & Meyer LLC, an independent mining engineer and a Registered Member of the Society for Mining, Metallurgy and Exploration (SME), and is a Qualified Person as defined by NI 43-101. Mr. Read prepared the Mining Reserves.

Mr. William R. Stanley, Atna’s Vice President of Exploration, is a Registered Member of the Society for Mining Engineering, and Exploration (SME), and is a Qualified Person as defined by NI 43-101. As an officer of Atna, Mr. Stanley is not an independent Qualified Person for the purposes of NI 43-101, but did participate in authoring the Technical Report, as Atna qualifies as a producing issuer under the requirements of NI 43-101.

Mr. Douglas Stewart, P.E., Atna’s Vice President and Chief Operating Officer, is a Qualified Person as defined by NI 43-101. As an officer of Atna, Mr. Stewart is not an independent Qualified Person for the purposes of NI 43-101, but did participate in authoring the Technical Report, as Atna qualifies as a producing issuer under the requirements of NI 43-101.

For additional information on Atna Resources and the Briggs Gold Mine, please visit our website at www.atna.com. Further information, including the Briggs Technical Report can be found in our filings with Canadian securities regulators on SEDAR or U.S regulators on EDGAR.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at the Briggs Gold Mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, future operating costs at the Briggs Gold Mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 26, 2012.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

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